Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Files NI 43-101 Technical Report For the Fondaway Canyon Property, Nevada, USA

Vancouver, Canada –02 May 2017 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has filed on SEDAR an updated, independent, technical report (“technical report”) for the Fondaway Canyon property located in Churchill County, Nevada, USA.

Fondaway Canyon is an advanced stage gold exploration property located in Churchill County, Nevada, USA, part of an 11-property package acquired by Canarc in March 2017. The property includes 136 unpatented claims covering 900 hectares, and has a history of previous surface exploration and open pit gold mining in the late 1980’s and early 1990’s.

Canarc commissioned Techbase International of Reno, Nevada to complete a technical Report for the Fondaway Canyon Project. The updated resource estimate included in the technical report is shown in the table below.

Resource Category	Tonnes[1] (t)	Grade (g/t) Au	Ounces[2] (oz) Au	Type
Indicated	2,050,000	6.18	409,000	UG/Sulfide
Inferred	3,200,000	6.40	660,000	UG/Sulfide
[1] Resource based on cut-off of 1.8m horizontal width >= 3.43 g/t [2] Rounding differences may occur

1. CIM Definition Standards were followed for reporting the Mineral Resource estimates

2. Mineral Resources are reported on a dry, in-situ basis. A bulk density of 2.56 tonnes/m3 was applied for volume to tonnes conversion.

3. The reporting cutoff grade of 3.43 g/t was based on capital and operating costs for a similar project, the three-year trailing average Au price of $US 1,225/ oz Au , a metallurgical recovery of 90%, and an underground mining method suitable for steeply-dipping veins.

4. Mineral Resources are estimated from surface to approximately 400 m depth.

5. The quantity and grade of Inferred Resources in this estimate are uncertain in nature, there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. Environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant issues could materially affect the mineral resource estimate.

The Resource Estimate was prepared by Michael Norred, SME Registered Member 2384950; President of Techbase International, Ltd (Techbase) of Reno, Nevada and Simon Henderson, MSc, MAusIMM CP 110883 (Geology); Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, both independent Qualified Persons (QPs), as defined by NI 43-101. Garry Biles, P. Eng, President & COO of Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release. Garry Biles is not independent of Canarc by the nature of his position with the company.

The current Mineral Resource estimate relates only to the eastern half of the 4000m east-west striking mineralized system, and does not include any estimates for near-surface, oxide mineralization. Significant exploration potential remains both in the eastern section, and relatively untested western zone.

Multiple exploration targets have been identified along favorable structural extensions that have potential to host additional significant gold resources. A 30-hole drill program, estimated to cost $2.0 million, has been recommended by Techbase International to explore these identified targets as well upgrade more of the resources into the indicated category.

With the support of two experienced Nevada based professional geologists, Canarc has begun a comprehensive review of Fondaway Canyon Project to evaluate the exploration potential and establish an exploration plan for 2017.

Mr. Catalin Chiloflischi, Canarc CEO, stated: “The timely completion of the updated resource estimate for Fondaway Canyon marks yet another important achievement. During 2017, the Company plans to advance its Nevada projects through additional exploration to test certain high priority drill targets for the potential of new discoveries. We are very excited about Canarc’s new opportunities in Nevada.”

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in Nevada and BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.